Exhibit 99.1

Notice of Dismissal of Mattersight Corporation Litigation and Agreement Regarding Attorneys’ Fees

Notice is hereby provided to all persons who held shares of Mattersight Corporation (“Mattersight”) common stock at any time during the period from and including April 25, 2018 through August 19, 2018.  The purpose of this Notice, which is required by an order of the Delaware Court of Chancery, is to inform you that an agreement has been reached for the payment of attorneys’ fees and expenses to counsel for plaintiffs in the Actions (defined below).

On April 25, 2018, Mattersight and NICE Ltd. and its affiliates (collectively, “NICE”) entered into a merger agreement (the “Merger Agreement”), pursuant to which NICE acquired all of the issued and outstanding shares of Mattersight common stock at a purchase price of $2.70 per share in cash consideration (the “Merger”).  Mattersight subsequently filed a Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the United States Securities and Exchange Commission (the “SEC”).

Between May 16 and May 21, 2018, three purported stockholders of Mattersight filed putative class actions challenging the Merger and the disclosures in the Recommendation Statement (captioned Shade v. Mattersight Corporation., et al., Case No. 18-cv-00741-RGA (D. Del); Scarantino v. Mattersight Corporation., et al., Case No. 18-cv-00770-RGA (D. Del); Ali v. Mattersight Corporation., et al., C.A. Case No. 2018-0362-JRS (Del. Ch.)) (collectively, the “Actions”).

On June 12, 2018, Mattersight filed a Form SC 14D9/A with SEC, which supplemented the original Recommendation Statement and included certain additional information negotiated by the parties and intended to moot plaintiffs’ claims (the “Supplemental Disclosures”).

Between June and November 2018, plaintiffs in the Scarantino and Shade Actions voluntarily dismissed their cases with prejudice as to their individual claims, and without prejudice to all others similarly situated.  On July 18, 2018, the Delaware Court of Chancery granted the parties’ stipulation to dismiss the Ali Action with prejudice as to the plaintiff, and without prejudice as to the other members of the purported class, and the court retained jurisdiction for the purpose of ordering notice regarding any agreed-upon award of attorneys’ fees and expenses.

After the Supplemental Disclosures were filed, and after the Scarantino and Ali Actions were dismissed, the parties engaged in discussions regarding a resolution of plaintiffs’ counsel’s potential application for fees and expenses and the amount thereof.  After negotiations, defendants agreed to make an all-inclusive fee and expense payment to all of plaintiffs’ counsel in the amount of $180,000.00 to resolve any and all applications for an award of attorneys’ fees and expenses in connection with the Actions.  This amount will be paid by NICE.  The U.S. District Court for the District of Delaware and the Delaware Court of Chancery have not been asked to, and will not, adjudicate or approve this agreed-upon fee.